UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 4, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India
 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

TAX DEMAND

We received an assessment order along with a notice of demand from the Income Tax officer (Technical)-II, Pune, India on December 31, 2006, in connection with the regular assessment of our income tax return for the year ended March 31, 2004. The said assessment order amongst other things primarily disallows a taxable income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to our software development units located in Software Technology Parks of India (STPI). Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer has denied the tax deduction under section 10A, upon the premise that such benefits are inapplicable since the Company is already in the “same business” as the new units.  The assessing officer has also stated that the business has been “split” as the company grew over the last several years. The order claims, among other things,  that Section 10A benefits are for new “business” undertakings and are available only for “new businesses” and that the same business  in new undertakings  shall not qualify for such benefits etc and is therefore disallowed under section 10A of Income Tax Act, 1961 . Accordingly, the assessment order disallows our claim for deduction under Section 10A, along with other disallowances, and requires us to make a payment of Rs. 630.16 Million (inclusive of interest), or approximately US$ 14.20 Million.  In the opinion of management, based on legal advice received, the demand referred to in the assessment order is not tenable against the Company and does not require any provision on this account in our financial statements.  We expect to file an appeal challenging the assessment order before the first appellate authority under the Indian tax laws known as the Commissioner (Appeals), on or before the due date for such appeals of January 30, 2007.  Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, our financial results for such reporting period could be materially adversely affected.  We filed notice of the abovementioned tax assessment with the following Stock exchanges on January 4, 2007.

Name of Stock Exchange

The Stock Exchange, Mumbai.
The National Stock Exchange of India Limited

A copy of the notice provided to each exchange is attached hereto.

Patni/SE/PR/2007

4 January 2007

Bombay Stock Exchange Limited

P J Tower, Dalal Street,

Mumbai - 400001

Dear Sirs,

Subject: Tax Demand

We received an assessment order along with a notice of demand from the Income Tax officer (Technical)-II, Pune, India on December 31, 2006, in connection with the regular assessment of our income tax return for the year ended March 31, 2004. The said assessment order amongst other things primarily disallows a taxable income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to our software development units located in Software Technology Parks of India (STPI). Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer has denied the tax deduction under section 10A, upon the premise that such benefits are inapplicable since the Company is already in the “same business” as the new units.  The assessing officer has also stated that the business has been “split” as the company grew over the last several years. The order claims, among other things,  that Section 10A benefits are for new “business” undertakings and are available only for “new businesses” and that the same business  in new undertakings  shall not qualify for such benefits etc and is therefore disallowed under section 10A of Income Tax Act, 1961 . Accordingly, the assessment order disallows our claim for deduction under Section 10A, along with other disallowances, and requires us to make a payment of Rs. 630.16 Million (inclusive of interest), or approximately US$ 14.20 Million.  In the opinion of management, based on legal advice received, the demand referred to in the assessment order is not tenable against the Company and does not require any provision on this account in our financial statements.  We expect to file an appeal challenging the assessment order before the first appellate authority under the Indian tax laws known as the Commissioner (Appeals), on or before the due date for such appeals of January 30, 2007.  Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, our financial results for such reporting period could be materially adversely affected.

Thanking you,

Yours faithfully,
For Patni Computer Systems Limited

Arun Kanakal
Company Secretary

Patni/SE/PR/2007

4 January 2007

National Stock Exchange of India Limited

Exchange Plaza

Bandra Kurla Complex

Bandra (E)

Mumbai - 400 051

Dear Sirs,

Subject: Tax Demand

We received an assessment order along with a notice of demand from the Income Tax officer (Technical)-II, Pune, India on December 31, 2006, in connection with the regular assessment of our income tax return for the year ended March 31, 2004. The said assessment order amongst other things primarily disallows a taxable income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to our software development units located in Software Technology Parks of India (STPI). Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer has denied the tax deduction under section 10A, upon the premise that such benefits are inapplicable since the Company is already in the “same business” as the new units.  The assessing officer has also stated that the business has been “split” as the company grew over the last several years. The order claims, among other things,  that Section 10A benefits are for new “business” undertakings and are available only for “new businesses” and that the same business  in new undertakings  shall not qualify for such benefits etc and is therefore disallowed under section 10A of Income Tax Act, 1961 . Accordingly, the assessment order disallows our claim for deduction under Section 10A, along with other disallowances, and requires us to make a payment of Rs. 630.16 Million (inclusive of interest), or approximately US$ 14.20 Million.  In the opinion of management, based on legal advice received, the demand referred to in the assessment order is not tenable against the Company and does not require any provision on this account in our financial statements.  We expect to file an appeal challenging the assessment order before the first appellate authority under the Indian tax laws known as the Commissioner (Appeals), on or before the due date for such appeals of January 30, 2007.  Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, our financial results for such reporting period could be materially adversely affected.

Thanking you,

Yours faithfully,
For Patni Computer Systems Limited

Arun Kanakal
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: January 4, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary